

Mail Stop 4628

March 8, 2018

<u>Via E-mail</u>
Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Limited
19th Floor, Building No. 5
DFL Cyber City
Gurgaon, India, 122016

> **Re: MakeMyTrip Limited**
> **20-F for Fiscal Year Ended March 31, 2017**
> **Filed July 18, 2017**
> **File No. 001-34837**

Dear Mr. Kabra:

We refer you to our comment letter dated March 8, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Parker
Assistant Director
Division of Corporation Finance

Rajiv Gupta
Latham & Watkins LLP